

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 7, 2009

Mr. Brian Alessi
Chief Financial Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, New York 11530

     Re: **Emerging Vision, Inc.**
                  Item 4.01 Form 8-K
                  Filed April 1, 2009
                  File No. 1-14128

Dear Mr. Alessi:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Ta Tanisha Meadows
               Staff Accountant